September 10, 2021
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Jane Park
Thomas Kluck
Christine Torney
Kevin Kuhar

Re:	PROCEPT BioRobotics Corporation
Registration Statement on Form S-1 (File No. 333-258898)
Ladies and Gentlemen:
Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between September 8, 2021 and the date hereof, approximately 3,389 copies of the Preliminary Prospectus, dated September 8, 2021, were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.
We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Tuesday, September 14, 2021 or as soon thereafter as practicable.
[signature page follows]

Very truly yours,

BOFA SECURITIES, INC.
GOLDMAN SACHS & CO. LLC

As representatives of the Underwriters

BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
Name:	Michael Liloia
Title:	Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Elizabeth Wood
Name:	Elizabeth Wood
Title:	Managing Director